SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ______________

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 3)

                      TELEPORT COMMUNICATIONS GROUP INC.
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)

                                  879463 107
                                (CUSIP Number)

                                 Stanley Wang
                              Comcast Corporation
                              1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                (215) 665-1700
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 24, 1997
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 879463 107
                                    13D

  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Corporation

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [ ]
                                                                  (b)  [X]

  3       SEC USE ONLY


  4       SOURCE OF FUNDS*
          WC

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Pennsylvania

                         7      SOLE VOTING POWER
                                None; See Items 3 and 5(a).
    NUMBER OF SHARES
     BENEFICIALLY        8      SHARED VOTING POWER
    OWNED BY EACH               125,274,632 - Class B; 1,011,528 - Class A;
   REPORTING PERSON             See Items 3 and 5(a).
        WITH
                         9      SOLE DISPOSITIVE POWER
                                None; See Items 3 and 5(a).

                        10      SHARED DISPOSITIVE POWER
                                125,274,632 - Class B; See Items 3 and 5(a).

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          125,274,632 - Class B; 1,011,528 - Class A; See Items 3 and 5(a).

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
          EXCLUDES CERTAIN SHARES*

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          76.3 %;  See Items 3 and 5(a).

  14      TYPE OF REPORTING PERSON*
          CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


               Comcast Corporation, a Pennsylvania corporation ("Comcast") hereby amends its Report on Schedule 13D, originally filed on July 17, 1996 and amended on December 23, 1996 and on May 15, 1997 (the "Schedule 13D"), to disclose the gift of Class A Common Stock of Sural Corporation, a Delaware corporation ("Sural"), on October 24, 1997 from Ralph J. Roberts to Brian L. Roberts. As a result of the gift, Brian L. Roberts has sole voting power over stock representing a majority of voting power of all Sural stock.

               No change in Comcast's share ownership of Teleport
Communications Group Inc., a Delaware corporation ("TCGI"), is being reported in this Amendment No. 3.

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.    Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the fourth paragraph thereof and substituting the following in its place:

         Comcast Corporation, a Pennsylvania corporation ("Comcast"), holds stock of the Issuer reported herein through a wholly-owned subsidiary, Comcast Teleport, Inc., a Delaware corporation ("Comcast Teleport"). Comcast is principally engaged in the development, management and operation of wired telecommunications, including cable television and telephone services; wireless telecommunications, including cellular, personal communication services and direct to home satellite television; and content through programming investments.

         Sural Corporation, a Delaware corporation ("Sural") is the beneficial owner of an aggregate of 10,631,287 shares of Comcast Class A Common Stock ("Class A Common Stock") (assuming the conversion of 8,786,250 shares of Comcast Class B Common Stock ("Class B Common Stock") beneficially owned by Sural into Class A Common Stock). Sural is the sole owner of the Class B Common Stock outstanding, each share of which is entitled to 15 votes and is convertible on a share-for-share basis into Class A Common Stock or Comcast Class A Special Common Stock. Based upon the 31,793,767 shares of Class A Common Stock outstanding as of September 30, 1997, and treating the 8,786,250 shares of Class B Common Stock held by Sural as outstanding shares of Class A Common Stock pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sural is deemed to be the beneficial owner of approximately 26% of the outstanding shares of Class A Common Stock.

         On October 24, 1997, Ralph J. Roberts, the Chairman of the Board of Comcast, gifted shares of Class A Common Stock of Sural to Brian L. Roberts, the President and a director of Comcast. As a result of the gift, Brian L. Roberts has sole voting power over stock representing a majority of voting power of all Sural stock. Pursuant to Rule 13d-3 of the Exchange Act, Brian L. Roberts is deemed to be the beneficial owner of the Class A Common Stock and the Class B Common Stock owned by Sural. Brian L. Roberts is also the beneficial owner of an additional 4,061 shares of Class A Common Stock, including 1,356 shares of such stock owned by his wife, as to which shares he disclaims beneficial ownership. As of September 30, 1997, the shares of Class A Common Stock and Class B Common Stock owned by Sural constituted approximately 82% of the voting power of the two classes of Comcast's voting Common Stock combined.

         The principal business address of Comcast is 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. The principal business address of each of Comcast Teleport and Sural is 1105 N. Market Street, Wilmington, Delaware 19801.

               The information set forth on page 14 of Exhibit 99.2 of the
Schedule 13D is hereby amended and supplemented to include the following information:

               Brian L. Roberts is both a Director and an Executive Officer of Comcast.

               Julian A. Brodsky is the Assistant Treasurer of Comcast.

               The information set forth on page 17 of Exhibit 99.2 of the
Schedule 13D is hereby amended and supplemented to include the following information:

               Brian L. Roberts is both a Director and an Executive Officer of Comcast Teleport.

               Stanley Wang is both a Director and Executive Officer of Comcast Teleport and is the Senior Vice President, Secretary and General Counsel of Comcast.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: October 27, 1997

                                       Comcast Corporation


                                       By:/s/ Stanley Wang
                                          ------------------------------------
                                          Name:  Stanley Wang
                                          Title: Senior Vice President,
                                                 Secretary and General Counsel